April 14, 1994

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   American Real Estate Partners, L.P.
            Amendment No. 5 to Schedule 13D
	    ------------------------------------

Gentlemen:

            On behalf of American Real Estate Partners, L.P. ("AREP"), pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, Rule 13d-2 promulgated thereunder and Item 902(f)(3) of Regulation S-T, transmitted herewith is Amendment No. 5 to a statement on Schedule 13D relating to the depositary units representing limited partnership interests of AREP. In addition, pursuant to Rule 13d-2(c), transmitted as attachments to Amendment No. 5 are the Schedule 13D dated September 24, 1990, Amendment No. 1 dated November 26, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993 and Amendment No. 4 dated May 13, 1993, each without exhibits.

            If you have any questions regarding this filing, please call me at (212) 878-8335.

                                    Very truly yours,

                                    Karl A. Roessner

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 5)

              AMERICAN REAL ESTATE PARTNERS, L.P.
- ------------------------------------------------------------------
                       (Name of Issuer)

    DEPOSITARY UNITS REPRESENTING LIMITED PARTNER INTERESTS
- ------------------------------------------------------------------
                (Title of Class of Securities)

                          02169 10 9
			  ----------
                        (CUSIP NUMBER)


                    Craig S. Medwick, Esq.
                        Rogers & Wells
                        200 Park Avenue
                   New York, New York  10166
                   Tel. No.:  (212) 878-8000
- ------------------------------------------------------------------
               (Name, Address and Telephone Number
  of Person Authorized to Receive Notices and Communications)


                        March 24, 1994
- ------------------------------------------------------------------
    (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/

Check the following box if a fee is being paid with the statement /_/

* Pursuant to Item 902(f)(3) of Regulation S-T and Rule 13d-2(c) attached hereto is the entire text of this Schedule 13D including Amendment No. 1 dated as of November 26, 1990, Amendment No. 2 dated as of March 19, 1992, Amendment No. 3 dated as of March 18, 1993 and Amendment No. 4 dated as of May 13, 1993.

          The Schedule 13D filed with the Securities and Exchange Commission on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware corporation, Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation (collectively, the "Icahn Group"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993 and Amendment No. 4 dated May 13, 1993 is further amended to furnish the additional information set forth below:

Item 4.   Purpose of Transaction
	  ----------------------
          The following is added to amend Item 4:

          On March 24, 1994, the Board of Directors of the General Partner announced that a quarterly distribution for the fiscal quarter ending March 31, 1994 would not be made. Reference is made to the press release, dated March 25, 1994, annexed hereto as Exhibit A, for information regarding that announcement.

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    March 25, 1994

                                   UNICORN ASSOCIATES
				   CORPORATION
                                   ACF INDUSTRIES INCORPORATED
                                   ICAHN HOLDING CORPORATION
                                   ICAHN CAPITAL CORPORATION


                                   /s/ Carl C. Icahn
				   -------------------------
                                   all by Carl C. Icahn


                                   /s/ Carl C. Icahn
				   -------------------------
                                   Carl C. Icahn

[AREP FORM 13D]

                                                      EXHIBIT A




Contact:  John P. Saldarelli
          Secretary and Treasurer
          914-242-7700

FOR IMMEDIATE RELEASE
- ---------------------

AMERICAN REAL ESTATE PARTNERS, L.P. ANNOUNCES THAT FIRST QUARTER
DISTRIBUTION WILL NOT BE MADE

MT. KISCO, NEW YORK -- MARCH 25, 1994 -- American Real Estate Partners, L.P. (NYSE:ACP) ("AREP") today announced that a quarterly distribution for the fiscal quarter ended March 31, 1994 would not be made. A distribution of $0.125 per Depositary Unit had been declared in the prior four quarters. In making its determination, the Board considered, among other things, AREP's current and reasonably anticipated cash flows and liquidity needs, its maturing debt repayment obligations and capital funding requirements, as well as the interests of Unitholders. As currently estimated, net operating cash flow will be approximately slightly above break even for 1994. This is mainly due to the fact that senior indebtedness principal payments and balloon mortgages in the aggregate amount of approximately $20.0 million are due in 1994. Furthermore, due to certain timing issues and maturing debt obligations, cash flow during the first six months of 1994 will be negative and will require the use of established reserves. While payment of maturing debt obligations will require use of operating cash flow and reserves in the short term, it should enhance AREP's equity in its investments and its cash flow in later years.

AREP does not believe it would be prudent or in the long-term best interest of AREP to encumber or sell assets for the purpose of paying distributions. In light of the foregoing and the tax liability to a typical Unitholder, AREP is continuing to monitor sources of capital which may permit the reinstatement of distributions later in 1994, although there can be no assurances thereof. A possible source of capital which might permit AREP to have additional funds to repay maturing debt obligations and enhance the long-term value of AREP as well as reinstate distributions later in 1994, could include the issuance of additional securities, including equity and debt securities or combinations thereof.

American Real Estate Partners, L.P. is a master limited partnership engaged in acquiring and managing real estate, with the primary focus on office, retail, industrial, hotel and residential properties.

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. _____)


               American Real Estate Partners, L.P.
- -----------------------------------------------------------------
                        (NAME OF ISSUER)


   Depositary Units Representing Limited Partnership Interests
- -----------------------------------------------------------------
                 (TITLE OF CLASS OF SECURITIES)


                           029169 10 9
			   -----------
                         (CUSIP NUMBER)


                     Stephen E. Jacobs, Esq.

Weil, Gotshal & Manges, 767 Fifth Avenue, New York, NY 10153 (212) 310-8000
- ---------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
 AND COMMUNICATIONS)


                       September 13, 1990
      -----------------------------------------------------
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

			(Page 1 of __ Pages)

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9  			Page ___ of ___ Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Meadowstar Holding Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  /X/
                                                                (b)  /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			    /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED		  	1,254,280
BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH			     	0
			9	SOLE DISPOSITIVE POWER
	                          	1,254,280
			10	SHARED DISPOSITIVE POWER
                        	     	0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	     1,254,280

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
	Excludes 408,700 Units owned of record, but not beneficially, by API Nominee Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.7%

14   TYPE OF REPORTING PERSON*
        CO

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9                            Page ___ of ___ Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /X/
                                                                (b) /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			   /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF 	7	SOLE VOTING POWER
SHARES			     	0
BENEFICIALLY 	8	SHARED VOTING POWER
OWNED			   	1,289,680
BY EACH 	9	SOLE DISPOSITIVE POWER
REPORTING		    	0
PERSON WITH	10	SHARED DISPOSITIVE POWER
				1,289,600

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  1,289,680

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
	  Excludes 408,700 Units owned of record, but not beneficially, by API Nominee Corp. See Item 5.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%

14   TYPE OF REPORTING PERSON*
	  IN

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9     				Page ___ of ___ Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Unicorn Associates Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	      (a) /X/
                                                                      (b) /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)				 /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

NUMBER OF 	7	SOLE VOTING POWER
SHARES			  	35,400
BENEFICIALLY 	8	SHARED VOTING POWER
OWNED			    	0
BY EACH 	9	SOLE DISPOSITIVE POWER
REPORTING		  	35,400
PERSON WITH	10	SHARED DISPOSITIVE POWER
				0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		35,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		.3%

14   TYPE OF REPORTING PERSON*
		CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9           			Page ___ of ____ Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ACF Industries Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	      (a) /X/
                                                                      (b) /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)					 /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
             New Jersey

NUMBER OF 	7	SOLE VOTING POWER
SHARES				0
BENEFICIALLY 	8	SHARED VOTING POWER
OWNED BY 			35,400
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH			0
		10	SHARED DISPOSITIVE POWER
				35,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	.3%

14   TYPE OF REPORTING PERSON*
	CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9           			Page ___ of ___ Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Icahn Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	      (a) /X/
                                                                      (b) /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)					 /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF 	7	SOLE VOTING POWER
SHARES				0
BENEFICIALLY 	8	SHARED VOTING POWER
OWNED				35,400
BY EACH 	9	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH	10	SHARED DISPOSITIVE POWER
				35,400

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	.3%

14  TYPE OF REPORTING PERSON*
	CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP NO.    029169 10 9

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Icahn Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	      (a) /x/
                                                                      (b) /_/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
             Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)					 /_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF 	7	SOLE VOTING POWER
SHARES				0
BENEFICIALLY 	8	SHARED VOTING POWER
OWNED				35,400
BY EACH 	9	SOLE DISPOSITIVE POWER
REPORTING			0
PERSON WITH	10	SHARED DISPOSITIVE POWER
				35,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	.3%

14   TYPE OF REPORTING PERSON*
	CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer
	  -------------------
          This statement relates to the depositary units representing limited partnership interests (the "Units") in American Real Estate Partners, L.P., a Delaware limited partnership (the "Issuer"). The address of the Issuer's principal executive office is 10 Union Square East, New York, New York 10003.

Item 2.   Identity and Background
	  -----------------------
          The persons filing this statement are Meadowstar Holding Company, Inc., a Delaware corporation ("Meadowstar"), Carl C. Icahn, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation ("Icahn Capital"), and Icahn Holding Corporation, a Delaware corporation ("Icahn Holding"). (Meadowstar, Mr. Icahn, Unicorn, ACF, Icahn Capital and Icahn Holding are hereinafter collectively referred to as the "Registrants").

          Meadowstar is the holding company formed for the purposes of acquiring the stock of American Property Investors, Inc. Carl C. Icahn is the sole stockholder of Meadowstar.

          Unicorn is primarily engaged in the business of investing in securities. ACF is the sole stockholder of Unicorn. ACF is controlled by Icahn Capital which, in turn, is controlled by Icahn Holding which, in turn, is controlled by Mr.
Icahn.

          ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars. The business of Icahn Capital consists of owning all of the stock of Icahn & Co., Inc., a registered broker-dealer and holding a majority of the common stock of ACF. From time to time, Icahn Capital invests its own funds in securities. The business of Icahn Holding consists of owning all of the stock in Icahn Capital.

          The principal place of business and principal office of all of the Registrants is located at 100 South Bedford Road, Mt. Kisco, New York 10549, except for ACF, which has its principal place of business and principal office located at 3301
Rider Trail South, Earth City, Missouri 63045.

          The name, business address and position of each executive officer and director of each of the Registrants listed below are set forth on the Schedule opposite such Registrant's name:

               Registrant               Schedule
	       ----------		--------
               Meadowstar                   A
               Unicorn                 	    B
               ACF                          C
               Icahn Capital                D
               Icahn Holding                D

          Carl C. Icahn is a director, the Chairman of the Board and the President of Meadowstar; a director of Unicorn; the Chairman of the Board and a director of ACF; and a director and the President of each of Icahn Holding and Icahn Capital. Mr. Icahn will be in a position to directly and indirectly determine the investment and voting decisions to be made by the Registrants.

          The Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities
Exchange Act of 1934, as amended (the "Act").

          None of the Registrants, nor any executive officer or director thereof, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
	  -------------------------------------------------
          Meadowstar has entered into an Acquisition Agreement, dated as of September 13, 1990 (the "Acquisition Agreement"), with Integrated Resources, Inc., a Delaware corporation and a debtor-in-possession under Chapter XI of the United States Bankruptcy Code (the "Seller"). For further information concerning the Acquisition Agreement, see Items 4 and 6 hereof and the full text of the Acquisition Agreement, a copy of which is attached hereto as Exhibit I.

          Pursuant to the Acquisition Agreement and subject to the conditions provided for therein, the Seller has agreed to sell and Meadowstar has agreed to purchase all of the outstanding shares of common stock of (i) American Property Investors, Inc., a Delaware corporation ("API") which is the sole general partner of the Issuer and of American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), and (ii) API Nominee Corp., a Delaware corporation ("Nominee"). According to the representations and warranties contained in the Acquisition Agreement, API is the record and beneficial owner of 1,254,280 Units, and Nominee is the record, but not the beneficial, owner of 408,700 Units. The purchase price for the common stock of API and Nominee (collectively, the "Stock") to be acquired by Meadowstar is $44,000,000, subject to certain adjustments, of which a down payment of $2,000,000 (the "Down Payment") was paid into an escrow account on September 13, 1990 pursuant to an Escrow Agreement, dated as of September 13, 1990 (the "Escrow Agreement"), among Meadowstar, the Seller and Rosenman & Colin as the escrow agent (the "Escrow Agent"). For further information concerning the Escrow Agreement, see Item 6 hereof and the full text of the Escrow Agreement, a copy of which is attached hereto as Exhibit II.

          The funds used to make the Down Payment were derived from the personal funds of Mr. Icahn. The funds required to pay the balance of the purchase price for the Stock and to pay related transaction fees are expected to be derived from the personal funds of Mr. Icahn and loans from affiliates including the Registrants, which will be derived from such affiliates' working capital.

          The aggregate purchase price of the 35,400 Units purchased by Unicorn was approximately $384,300. The funds required to pay for such Units were derived from Unicorn's working capital.

Item 4.   Purpose of Transaction
	  ----------------------
          Meadowstar has entered into the Acquisition Agreement in order to permit it, upon the terms and subject to the conditions of the Acquisition Agreement, to acquire the Stock and obtain control of the Issuer. By virtue of its ownership of the Stock, Meadowstar through API's general partnership interest in the Issuer and AREH, will be able to operate and manage the Issuer, AREH and its properties and, through such general partnership interests and API's ownership of the Units, to share in any value of the Issuer which may result from such operation and management. The Units acquired by Unicorn aggregated with the Units to be acquired by Meadowstar as a result of the transactions contemplated by the Acquisition Agreement, will enable the Registrants to obtain a substantial equity position in the Issuer.

          Meadowstar plans to evaluate the operations of the Issuer and its management needs. Although no final determination has been made, Meadowstar may cause API or the Issuer to hire one or more individuals knowledgeable about real estate to manage the operations of the Issuer.

          Pursuant to the Acquisition Agreement, Meadowstar has agreed to certain covenants relating to, among other things, the net worth of API, distributions in respect of Units to be made by the Issuer, the maintenance of the classification of the Issuer and AREH as partnerships for federal income tax purposes and amendments to the partnership agreement of the Issuer. The Acquisition Agreement is attached hereto as Exhibit I and is incorporated by reference herein. It is a condition to

Meadowstar's obligations under the Acquisition Agreement that it obtain, effective as of the Closing Date (as that term is defined in the Acquisition Agreement), the written resignation of each person who is a director of API. Meadowstar intends to elect Carl C. Icahn and Mark Rachesky to the Board of Directors of API but had made no determination as to the number, or identity, of other directors.

          Subject to and depending upon availability at prices deemed favorable by the Registrants, the Registrants may purchase additional Units from time to time in the open market, in privately negotiated transactions with third parties, by tender offer or otherwise. Alternatively, while it is not the Registrants' present intention to do so, the Registrants reserve the right to dispose of Units held by them in the open market, in privately negotiated transactions with third parties or otherwise depending upon market conditions and other factors.

          Except as set forth above, the Registrants have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
	  ------------------------------------
          (a) According to the Acquisition, API owns of record and beneficially 1,254,280 Units, representing approximately 8.72% of the 14,377,600 Units outstanding as of September 18, 1990, according to information supplied by the Seller, and a 1% general partner interest in the Issuer.

          According to the Acquisition Agreement, Nominee owns of record, but not beneficially, no more than 408,700 Units, representing approximately 2.84% of the 14,377,600 Units outstanding as of September 18, 1990, according to information supplied by the Seller. Meadowstar understands that all of the Units held by Nominee are held for the benefit of limited partners in predecessor partnerships of the Issuer who have not provided to the Issuer the necessary documentation to become record holders of the Units.

          As of the close of business on September 17, 1990, Unicorn owns of record and beneficially 35,400 Units, representing approximately .25% of the 14,377,600 Units outstanding as of September 18, 1990, according to information supplied by the Seller.

          Meadowstar may be deemed to be the beneficial owner of the Units owned of record by Nominee because Meadowstar has agreed, subject to the terms and conditions of the Acquisition Agreement, to acquire the outstanding capital stock of Nominee. Meadowstar disclaims such beneficial ownership.

          Mr. Icahn may, by virtue of being the sole stockholder, a director, the Chairman of the Board and the President of Meadowstar, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act), the Units which Meadowstar may be deemed to own beneficially. Mr. Icahn disclaims beneficial ownership of such Units for all purposes.

          ACF, Icahn Capital, Icahn Holding and Mr. Icahn may be deemed to own beneficially (as that term is defined in Rule 13d-
3 under the Act), the Units owned of record by Unicorn because such Registrants control Unicorn.

          None of the Registrants, other than Unicorn nor, to the knowledge of the Registrants, any of the executive officers or directors of the Registrants, beneficially owns any Units.

          (b) Meadowstar understands that API has the sole power to vote or direct the vote and to dispose or direct the disposition of all the Units stated to be beneficially owned by API in Item 5(a) hereof.

          Meadowstar understands that, pending receipt by the Issuer from the beneficial owners of Units owned of record by Nominee of the necessary documentation for such beneficial owners to become Holders of Record, Nominee has the sole power to vote or direct the vote but no power to dispose or direct the disposition of such Units.

          Unicorn has the sole power to vote or direct the vote and to dispose or direct the disposition of all the Units stated to be owned beneficially by it in Item 5(a) hereof.

          (c) In addition to the execution by Meadowstar of the Acquisition Agreement on September 13, 1990, within the past 60 days, the Registrants purchased and sold the Units of the Issuer in the manner, in the amounts, on the dates and at the prices set forth on Schedule E hereto.

          (d) Pursuant to the Acquisition Agreement, Meadowstar has agreed that, should it acquire the Stock, it will pay or cause to be paid to the Seller the Seller's pro rata portion of any cash distribution received by API from the Issuer or AREH received or to be received with respect to the quarterly period during which the Closing Date shall occur, with such pro rata portion being calculated based on the number of days in such quarter in which the Seller owned the Stock.

          Meadowstar understands that, upon receipt by the Issuer from the beneficial owners of Units owned of record by Nominee of the necessary documentation for such beneficial owners to become Unitholders of record, such beneficial owners will be entitled to receive all cash distributions paid with respect to such Units, without interest.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	  ------------------------------------------------------
          Acquisition Agreement
	  ---------------------
          The following description of the Acquisition Agreement is incomplete and is qualified in its entirety by reference to Items 2 and 4 hereof and to the full text of the Acquisition Agreement, a copy of which is attached as Exhibit I hereto and is incorporated by reference herein.

          The Acquisition Agreement provides that the $44,000,000 purchase price will be (i) reduced by any interest earned on the Down Payment and (ii) increased by an amount equal to the Seller's pro rata portion of the aggregate of any cash distributions which API shall be entitled to receive after the Closing Date by reason of any cash distributions declared, but unpaid, by either or both of the Issuer or AREH prior to the Closing Date. Meadowstar has also agreed that immediately prior to the closing of the sale of the Stock to Meadowstar (the "Closing"), all cash and cash equivalents held by API on the Closing Date shall be distributed by API to the Seller after the payment of all current liabilities of API due on or prior to the Closing Date (other than certain accrued obligations).

          The Acquisition Agreement also provides that, at least five days prior to the Closing Date, the Seller is required to take all action necessary to (i) amend Section 11 of the Management Agreement, dated as of July 7, 1987, between Resources Property Management Corp. ("RPMC"), a wholly owned subsidiary of the Seller, and AREH (the "Management Agreement"),
(ii) permit an assignment by RPMC of its rights and interests to a designee of Meadowstar (the "Designee") and (iii) cause API, as general partner of AREH, to consent to such assignment. The Management Agreement generally provides for the payment by AREH to the Managing Agent of specified fees for the performance of various property management and supervisory management services on certain properties acquired by AREP after July 1, 1987 rendered on behalf of AREH.

          The Acquisition Agreement provides that Meadowstar's obligations under the Acquisition Agreement are subject to the fulfillment of certain conditions including, without limitation, the following: (i) the obtaining of (X) an administrative consent order from the New Jersey Department of Environmental Protection (the "DEP") regarding the property owned by AREH in Plainfield, New Jersey or (Y) a determination by the DEP that the provisions of the New Jersey Environmental Cleanup Responsibility Act do not apply to such property (the "ECRA Condition"); (ii) the consummation of the transactions contemplated by the Acquisition Agreement shall not be prohibited by any order, decree or injunction of a court of competent jurisdiction, and there shall not have been any action taken or any statute, rule, regulation or executive order enacted, entered, promulgated or deemed applicable that makes consummation of the transactions contemplated thereby illegal

(the "Injunction Condition"); (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act, as amended, with respect to the consummation of the transactions contemplated by the Acquisition Agreement (the "H-S-R Condition"); (iv) the obtaining of written resignations, effective as of the Closing Date, of each person who is currently a director of API; (v) the obtaining of an order of the Bankruptcy Court (the "Sale Order"), approving the transactions contemplated by the Acquisition Agreement and authorizing the consummation of the transactions contemplated by the Acquisition Agreement (the "Sale Order Condition"); and (vi) the Management Agreement shall have been assigned by RPMC to the Designee and AREH shall have consented to such assignment.

          The Acquisition Agreement also provides that the Seller's obligations under the Acquisition Agreement are subject to the fulfillment of certain conditions including without limitation the following: (i) the ECRA Condition; (ii) the Injunction Condition; (iii) the H-S-R Condition; and (iv) the Sale Order Condition.

          Pursuant to the Acquisition Agreement, the Seller has agreed to indemnify Meadowstar for, and shall defend and hold harmless Meadowstar from, against and with respect to all liability, damage and expense (including reasonable attorneys' fees) incurred by Meadowstar as a result of, among other things, the entry of a final order in any action, suit or proceeding brought by any or all of the plaintiffs in an action captioned Oppenheimer & Bigelow Income Fund and Edge Partners L.P. v. Stephen Weinroth et al. in the Chancery Court of Delaware (the "Bigelow Litigation"), which final order determines that, notwithstanding the entry of the Sale Order, the Seller did not properly convey to Meadowstar the Stock because the consent of the record holders of the Units or limited partners of AREH to such conveyance was required and was not obtained; provided, however, that, unless Meadowstar is required to return the Stock to the Seller pursuant to or as a result of such final order, the Seller's maximum aggregate liability as to the foregoing shall be limited to the purchase price. Meadowstar understands that the Plaintiffs in the Bigelow Litigation have agreed to the voluntary dismissal without prejudice of the claim that the consent of Record Holders is required and intend to pursue such claim in connection with the proceedings in the Bankruptcy Court to consider approval of the Acquisition Agreement.

          The Acquisition Agreement also provides that it may be terminated at any time prior to the Closing Date under the following circumstances: (i) by the mutual consent of Meadowstar and the Seller; (ii) by either Meadowstar or the Seller, if the Sale Order shall not have been entered by the Bankruptcy Court on or prior to October 20, 1990; (iii) by either Meadowstar or the Seller if the other breaches in any material respect any of its representations, warranties or agreements contained in the Acquisition Agreement; (iv) by either Meadowstar or the Seller if either is prohibited by an order or injunction (other than an order or injunction on a temporary or preliminary basis) of a court of competent jurisdiction from consummating the transactions contemplated in the Acquisition Agreement and all means of appeal and all appeals from such order or injunction have been finally exhausted; or (v) by either Meadowstar or the Seller, if the Closing has not been consummated by November 9, 1990.

          Escrow Agreement
	  ----------------
          The following description of the Escrow Agreement is incomplete and is qualified by reference to the Escrow
Agreement, a copy of which has been attached as Exhibit II hereto and is incorporated by reference herein.

          The Down Payment was deposited with the Escrow Agent on September 13, 1990, to be invested by the Escrow Agent in certain interest-bearing instruments and otherwise to be held and disposed of in accordance with the Escrow Agreement. The Escrow Agreement provides that, subject to receipt by the Escrow Agent of the necessary joint instructions from the Seller and Meadowstar and to its right in the event of a dispute to deposit the escrow fund with a court of competent jurisdiction, the amount held by the Escrow Agent, including any interest earned for the Down Payment, (i) shall be paid to Meadowstar if the Closing shall fail to occur other than because of the material breach of any agreement, covenant, representation or warranty made by Meadowstar to the Seller in the Acquisition Agreement and (ii) shall be paid to the Seller if the Closing shall first fail to occur by reason of such a material breach by Meadowstar.

          Except as set forth in this Item 6, to the best knowledge of the Registrants, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof, among the Registrants or between the Registrants and any other person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to Be Filed as Exhibits
	  ---------------------------------
          I.   Acquisition Agreement, dated as of September 13,
               1990, between the Seller and Meadowstar.

          II. Escrow Agreement, dated as of September 13, 1990, among Meadowstar, the Seller and the Escrow Agent.

          III. Joint Filing Agreement, dated September 24, 1990.

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1990

                             MEADOWSTAR HOLDING COMPANY, INC.
                             UNICORN ASSOCIATES CORPORATION
                             ACF INDUSTRIES INCORPORATED
                             ICAHN CAPITAL CORPORATION
                             ICAHN HOLDING CORPORATION


				/s/ Carl C. Icahn
			     --------------------------------
                                all by Carl C. Icahn


				/s/ Carl C. Icahn
			     --------------------------------
                                Carl C. Icahn

                          SCHEDULE A
			  ----------


          The name and position of each of the executive officers and directors of Meadowstar Holding Company, Inc. ("Meadowstar") are set forth below. The business address of each executive officer and director of Meadowstar is 100 South Bedford Road, Mt. Kisco, New York 10549. All such executive officers and directors are citizens of the United States.


            Name                         Position
	    ----			----------
          Carl C. Icahn            Chairman of the Board,
				   President and Director

          Alfred D. Kingsley       Senior Vice President and
				   Director

          Gary K. Duberstein       Vice President and Secretary

          Mark Rachesky            Vice President and Assistant
				   Secretary

          Robert J. Mitchell       Treasurer

          Gail Golden              Assistant Secretary

                          SCHEDULE B
			  ----------


          The name and position of each of the executive officers and directors of Unicorn Associates Corporation ("Unicorn") are set forth below. The business address of each executive officer and director of Unicorn is 100 South Bedford Road, Mt. Kisco, New York 10549. All such executive officers and directors are citizens of the United States.


                Name                    Position
		----			---------
          Carl C. Icahn            Director

          Alfred D. Kingsley       Senior Vice President and
				   Director

          Edward E. Mattner        President and Treasurer

          Gail Golden              Vice President and Secretary

                          SCHEDULE C
			  ----------

          The name and position of each of the executive officers and directors of ACF Industries Incorporated ("ACF") are set forth below. The business address of each executive officer and director of ACF (other than Messrs. Icahn, Kingsley, Eckhoff and Mitchell, whose business address is 100 South Bedford Road, Mt. Kisco, New York 10549) is 3301 Rider Trail South, Earth
City, Missouri 63045. All such executive officers and directors of ACF are citizens of the United States.


                Name                       Position
		----			   --------
          Carl C. Icahn            Chairman of the Board and
				   Director

          Alfred D. Kingsley       Vice Chairman and Director

          James J. Unger           President

          Roger D. Wynkoop         Executive Vice President

          James C. Bates           Vice President and Chief
				   Financial Officer

          Carl D. Eckhoff          Vice President - Taxes

          Donald E. Reese          Senior Vice President -
				   Manufacturing

          William L. Finn          Vice President - Operations
                                   and General Manager of the
                                   New Business Group

          David R. Sutliff         Vice President - Engineering

          Walter E. O'Leary        Vice President - Business
				   Planning & Analysis

          George E. Sullivan       Vice President - Sales and
				   Leasing

          Robert J. Mitchell       Treasurer and Assistant
				   Secretary

                          SCHEDULE D
			  ----------


          The name and position of each of the executive officers and directors of Icahn Capital Corporation ("Icahn Capital") and Icahn Holding Corporation ("Icahn Holding") are set forth below. The business address of each executive officer and director of Icahn Capital and Icahn Holding is 100 South Bedford Road, Mt. Kisco, New York 10549. All such executive officers and directors are citizens of the United States.


                Name                       Position
		----			   --------
          Carl C. Icahn            President and Director

          Alfred D. Kingsley       Senior Vice President and
				   Director

          Joseph D. Freilich       Secretary, Treasurer and
				   Director

          Richard T. Buonato       Vice President and Comptroller

          Gail Golden              Vice President (of Icahn
				   Capital only)

                          SCHEDULE E
			  ----------

          Other than the execution and delivery of the Acquisition Agreement by Meadowstar, Unicorn is the only Registrant that has engaged in transactions in the Units during the past sixty days. The date of such transactions, the amount of Units involved and the price per Unit are all set forth below. All such transactions involved purchases of Units on the New York Stock Exchange.

Date of Transaction	Number of Units		Price Per Unit
- -------------------	---------------		--------------
6/28/90			10,000  			$11
6/29/90			 7,000 				 11
7/05/90			 4,400 				 11
7/06/90			   900				 11
7/09/90			 8,000 				 11
7/24/90			 5,100 				 10

			   UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C. 20549


			   SCHEDULE 13D


	    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1)


		American Real Estate Partners, L.P.
		-----------------------------------
		         (NAME OF ISSUER)


   Depositary Units Representing Limited Partnership Interests
   -----------------------------------------------------------
 	        (TITLE OF CLASS OF SECURITIES)


		          029169 10 9
  			  -----------
			(CUSIP NUMBER)


              Weil, Gotshal & Manges, 767 Fifth Avenue,
	      ----------------------------------------
		  New York, NY 10153  (212) 310-8000
		  ----------------------------------

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
  NOTICES AND COMMUNICATIONS)


                       November 15, 1990
                       -----------------
       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


			(Page 1 of 3 Pages)

          This statement is the first amendment to a statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Meadowstar Holding Company, Inc., a Delaware corporation ("Meadowstar"), Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2.   Identity and Background
	  -----------------------
          Mark H. Rachesky has been elected as a director of Meadowstar.

Item 4.   Purpose of Transaction
	  ----------------------
          On November 15, 1990, following the consummation of the transactions contemplated by the Acquisition Agreement (as described below) including the resignation of each of the directors of API, Meadowstar, as the sole stockholder of API, elected Carl C. Icahn, Alfred D. Kingsley and Mark H. Rachesky to the Board of Directors of API.

Item 5.   Interest in Securities of the Issuer
	  ------------------------------------
          (c) On November 15, 1990, pursuant to the Acquisition Agreement previously described in the Schedule 13D, Meadowstar purchased all of the outstanding shares of common stock of (i) API, the sole general partner of the Issuer, and (ii) Nominee. As a result of such purchase, Meadowstar has become the beneficial owner of the 1,254,280 Units owned by API. Meadowstar may also be deemed to be the beneficial owner of the 408,700 Units owned of record by Nominee, however, Meadowstar disclaims such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	  ------------------------------------------------------
          As described above (see Item 5), the transactions contemplated by the Acquisition Agreement, dated as of September 13, 1990 by and between Integrated Resources, Inc. and Meadowstar Holding Company, Inc., were consummated on November 15, 1990.


			(Page 2 of 3 Pages)

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1990


                              MEADOWSTAR HOLDING COMPANY, INC.
                              UNICORN ASSOCIATES CORPORATION
                              ACF INDUSTRIES INCORPORATED
                              ICAHN CAPITAL CORPORATION
                              ICAHN HOLDING CORPORATION



                              /s/ Carl C. Icahn
			      ---------------------------------
                              all by Carl C. Icahn



                              /s/ Carl C. Icahn
			      ---------------------------------
                              Carl C. Icahn


			(Page 3 of 3 Pages)

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)

              AMERICAN REAL ESTATE PARTNERS, L.P.
- --------------------------------------------------------------------
                       (Name of Issuer)

    DEPOSITARY UNITS REPRESENTING LIMITED PARTNER INTERESTS
- --------------------------------------------------------------------
                (Title of Class of Securities)

                          02169 10 9
			  ----------
                        (CUSIP NUMBER)


                   Lawrence A. Kestin, Esq.
                        Rogers & Wells
                        200 Park Avenue
                   New York, New York  10166
                   Tel. No.:  (212) 878-8164
- --------------------------------------------------------------------
              (Name, Address and Telephone Number
  of Person Authorized to Receive Notices and Communications)


                        March 19, 1992
- -------------------------------------------------------------------
    (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/

Check the following box if a fee is being paid with the statement /_/

          This statement is the second amendment to a statement on Schedule 13D (the "Schedule 13D") filed with the
Securities and Exchange Commission by Meadowstar Holding Company, Inc., a Delaware corporation ("Meadowstar"), Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction
	  ----------------------
          The following is added to amend Item 4:

          On March 19, 1992, the Board of Directors of the General Partner announced a quarterly distribution of $0.25 per Unit for the fiscal quarter ending March 31, 1992, as more fully described in the press release, dated March 19, 1992, annexed hereto as Exhibit A.

Item 5.   Interests in Securities of the Issuer
	  -------------------------------------
          The following is added to amend Item 5:

          The number of Units owned of record by Nominee has been reduced to 334,817 Units. Meadowstar may be deemed to be the beneficial owner of those Units; however, Meadowstar disclaims such beneficial ownership.

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    March 19, 1992

                              MEADOWSTAR HOLDING COMPANY, INC.
                              UNICORN ASSOCIATES CORPORATION
                              ACF INDUSTRIES INCORPORATED
                              ICAHN HOLDING CORPORATION



                              /s/ Carl C. Icahn
			      ---------------------------------
                              all by Carl C. Icahn


                              /s/ Carl C. Icahn
			      --------------------------------
                              Carl C. Icahn

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)

              AMERICAN REAL ESTATE PARTNERS, L.P.
- ---------------------------------------------------------------------
                       (Name of Issuer)

    DEPOSITARY UNITS REPRESENTING LIMITED PARTNER INTERESTS
- ---------------------------------------------------------------------
                (Title of Class of Securities)

                          02169 10 9
			  ----------

                        (CUSIP NUMBER)


                    Craig S. Medwick, Esq.
                        Rogers & Wells
                        200 Park Avenue
                   New York, New York  10166
                   Tel. No.:  (212) 878-8000
- --------------------------------------------------------------------
              (Name, Address and Telephone Number
  of Person Authorized to Receive Notices and Communications)


                        March 18, 1993
- --------------------------------------------------------------------
    (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/

Check the following box if a fee is being paid with the statement /_/

          The Schedule 13D filed with the Securities and Exchange Commission on September 24, 1990 by Meadowstar Holding Company, Inc. ("Meadowstar"), a Delaware corporation, Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation (collectively, the "Icahn Group"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992 is further amended to furnish the additional information set forth below:

Item 4.   Purpose of Transaction
	  ----------------------
          The following is added to amend Item 4:

          On March 18, 1993, the Board of Directors of the General Partner announced a quarterly distribution of $0.125 per Unit for the fiscal quarter ending March 31, 1993. Reference is made to the press release, dated March 19, 1993, annexed hereto as Exhibit A, for information regarding the announcement.

Item 5.   Interests in Securities of the Issuer
	  -------------------------------------
          The following is added to amend Item 5:

          The number of Units owned of record by Nominee has been reduced to 195,823 Units. Meadowstar may be deemed to be the beneficial owner of those Units; however, Meadowstar disclaims such beneficial ownership.

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    March 18, 1993

                              MEADOWSTAR HOLDING COMPANY, INC.
                              UNICORN ASSOCIATES CORPORATION
                              ACF INDUSTRIES INCORPORATED
                              ICAHN HOLDING CORPORATION
                              ICAHN CAPITAL CORPORATION


                              /s/ Carl C. Icahn
			      -------------------------------
                              all by Carl C. Icahn


                              /s/ Carl C. Icahn
			      -------------------------------
                              Carl C. Icahn

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)

              AMERICAN REAL ESTATE PARTNERS, L.P.
- ------------------------------------------------------------------
                       (Name of Issuer)

    DEPOSITARY UNITS REPRESENTING LIMITED PARTNER INTERESTS
- ------------------------------------------------------------------
                (Title of Class of Securities)

                          02169 10 9
			  ----------

                        (CUSIP NUMBER)


                    Craig S. Medwick, Esq.
                        Rogers & Wells
                        200 Park Avenue
                   New York, New York  10166
                   Tel. No.:  (212) 878-8000
- ------------------------------------------------------------------
              (Name, Address and Telephone Number
  of Person Authorized to Receive Notices and Communications)


                          May 6, 1993
- ------------------------------------------------------------------
    (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/

Check the following box if a fee is being paid with the statement /_/

         The Schedule 13D filed with the Securities and Exchange Commission on September 24, 1990 by Meadowstar Holding Company, Inc. ("Meadowstar"), a Delaware corporation, Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation (collectively, the "Icahn Group"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992 and Amendment No. 3 dated March 18, 1993 is further amended to furnish the additional information set forth below:

Item 5.   Interests in Securities of the Issuer
	  -------------------------------------
          The following is added to amend Item 5:

          Effective May 6, 1993, all of the outstanding shares of American Property Investors, Inc. ("API"), the sole general partner of the Issuer, were transferred from Meadowstar to Carl
C. Icahn, the sole shareholder of Meadowstar. As a result of such transfer Meadowstar will no longer be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the 1,254,800 Units owned by API.

                           SIGNATURE
			   ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    May 13, 1993

                              MEADOWSTAR HOLDING COMPANY, INC.
                              UNICORN ASSOCIATES CORPORATION
                              ACF INDUSTRIES INCORPORATED
                              ICAHN HOLDING CORPORATION
                              ICAHN CAPITAL CORPORATION


                              /s/ Carl C. Icahn
			      ------------------------------
                              all by Carl C. Icahn


                              /s/ Carl C. Icahn
			      ------------------------------
                              Carl C. Icahn